UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.____)*
INTERNATIONAL SEAWAYS, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
Y41053102
(CUSIP Number)
Gerardo Fernandez, Jose Abascal, 45 st. 28003 Madrid, Spain. 0034917556800 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 16, 2021
(Date of Event which Requires Filing of this Statement)
Appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)




CUSIP No. Y41053102

13G

Page 2 of 5 Pages
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION Cobas Asset Management, SGIIC, SA


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
3.

SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION
Spain




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER
2,773,854


6.
SHARED VOTING POWER 2,773,854

7.
SOLE DISPOSITIVE POWER00,000

8.
SHARED DISPOSITIVE POWER00,000



9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,773,854
10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.90%
12.
TYPE OF REPORTING PERSON (see instructions)




CUSIP No. Y41053102
13G

Page 3 of 5 Pages


Item 1.
(a)
Name of Issuer
INTERNATIONAL SEAWAYS, INC.

(b)
Address of Issuers Principal Executive Offices
600 Third Avenue
39th Floor
NEW YORK NY 10016.
(a)
Name of Person Filing
Cobas Asset Management, SGIIC, S.A.
(b)
Address of the Principal Office or, if none, residence
Jose Abascal, 45 st. 28003 Madrid, Spain.
(c)
Citizenship
Spain
(d)
Title of Class of Securities
Common Stock, no par value

(e)
CUSIP Number
Y41053102
Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
?
Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.Ownership.



(a)

Amount beneficially owned:2,773,854

(b)
Percent of class:9.90%
(c)

Number of shares as to which the per911son has:(i)
Sole power to vote or to direct the vote2,773,854
(ii)
Shared power to vote or to direct the vote0
(iii)
Sole power to dispose or to direct the disposition of2,773,854

(iv)
Shared power to dispose or to direct the disposition of0




..

Item 5.Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.Identification and Classification of Members of the Group.
Not applicable.
Item 9.Notice of Dissolution of Group.
Not applicable.
Item 10.Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y41053102

13G

Page 5 of 5 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/29/2021
Date

/s/ FRANCISCO GARCIA PARAMES
Signature

CHIEF EXECUTIVE OFFICER (CEO)
Name/Title